Faegre Drinker Biddle & Reath LLP
1500 K Street NW

Suite 1100

Washington, D.C. 20005

Telephone: (202) 842-8800

www.faegredrinker.com

September 17, 2025

VIA EDGAR TRANSMISSION

Ms. Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”)
Registration Statement on Form N-1A
(File Nos.: 033-20827 and 811-05518)

Dear Ms. McManus:

The purpose of this letter is to respond to oral comments provided by the staff of the U.S. Securities and Exchange Commission (“Staff”) regarding RBB’s Registration Statement on Form N-1A (the “Registration Statement”) filed on July 28, 2025, on behalf of F/m Callable Tax-Free Municipal ETF (the “Fund”).

For your convenience, each comment has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant. The changes to the disclosures discussed below will be reflected in an amendment to the Registration Statement.

PROSPECTUS

Fees and Expenses

1.	Comment: Please include an acquired fund fees and expenses (“AFFE”) line in the fee table.

Response: The Fund does not expect to incur AFFE in an amount equal to or in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations. Therefore, AFFE is not listed as a separate line item in the Fees and Expenses table.

Principal Investment Strategies

2.	Comment: Is there any limit on the amount of securities the Fund may invest in that are not in the Underlying Index (those deemed to have substantially similar economic characteristics, but may be of a smaller issuer size)?

Response: There is not a limit on the number of securities that the Fund may invest in outside of the Underlying Index. The Fund may invest in securities not included in the Underlying Index only to the extent consistent with its 80% policy, and the Fund expects such investments to be primarily in a small number of smaller municipal securities that are not currently included in the Underlying Index but are expected to be incorporated into the Underlying Index in 2026.

3.	Comment: Please provide the number or range of the Underlying Index components and the index weighting methodology (e.g., free flow adjusted, capitalization weighted, price weighted, equal weighted, etc.).

Response: As of September 1, 2025, the Underlying Index has approximately 1800 constituents. The Registrant confirms that the Underlying Index is market-value weighted.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions – Fundamental Policies

4.	Comment: Please revise to include a fundamental policy: (1) to invest, under normal circumstances, at least 80% of the value of the Fund’s asset in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or (2) to invest, under normal circumstance, its assets so that at least 80% of the income that is distributed will be exempt, as applicable, from federal income tax, or from both federal and state income tax.

Response: The Registrant will make the requested changes in the amended Registration Statement.

PART C

5.	Comment: Please file the index licenses or sub-licenses agreement to which the Fund is a party, as an exhibit pursuant to Item 28(h) of Form N-1A.

Response: The Registrant confirms that it will include the requested agreement as an exhibit to the amended Registration Statement filing.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218 or gwendolyn.williamson@faegredrinker.com.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson

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